BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Interim Financial Statements Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	Suite 582, 885 Dunsmuir Street Vancouver, B.C. Canada V6C 1N5

Issuer's Contact Information	Tel. 604-689-5529 Fax. 604-689-5079 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	September 30, 2002

Date of Report:	November 28, 2002

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

signed by: "David A. Henstridge"	2002-11-28

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

signed by: "Cecil R. Bond"	2002-11-28

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 2 Quarterly Report: September 30, 2002

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
As at September 30, 2002 and December 31, 2001

Assets	Note	Sep. 30, 2002	Dec. 31, 2001

Current Assets:
Cash and cash equivalents		$ 9,694,126	$ 11,097,233
Accounts receivable and prepaid expenses		272,009	26,312

		9,966,135	11,123,545
Investment	3	263,144	--
Restricted Cash		156,000	156,000
Mineral Properties and Deferred Costs	2	8,252,237	10,612,745
Capital Assets		46,060	9,387

		$ 18,683,576	$ 21,901,677

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities		$ 215,352	$ 519,027

Shareholders' Equity
Capital stock (Authorised: unlimited -
Issued: 95,969,105)		44,075,384	44,075,384
Deficit		(25,607,160)	(22,692,734)

		18,468,224	21,382,650

		$ 18,683,576	$ 21,901,677

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 3 Quarterly Report: September 30, 2002

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended September 30, 2002 and 2001
and the Nine Months ended September 30, 2002 and 2001

	Three Months ended September 30		Nine Months ended September 30
	2002	2001	2002	2001

Income:
Interest income and other	$ 107,303	$ 10,798	$ 298,888	$ 38,405

Expenses:
Accounting and audit	26,513	16,673	72,866	78,902
Bank charges	1,410	585	5,534	2,219
Capital taxes	--	(200)	832	6,577
Depreciation	2,135	7,370	7,467	21,114
Directors' fees	7,042	--	11,570	--
Foreign exchange (gains)/losses	(69,916)	586	(608,288)	6,725
Insurance	13,650	14,750	40,300	48,098
Legal	10,074	20,060	60,850	80,815
Management and consulting fees	79,477	62,739	240,195	192,470
Office	3,848	911	17,293	26,146
Project assessment	51,421	4,968	148,113	11,531
Rent	15,042	24,699	49,733	80,327
Salaries and benefits	110,717	42,756	317,530	129,346
Shareholder communications	5,652	16,083	80,087	53,211
Telecommunications	2,391	4,547	13,009	13,921
Transfer agent and stock exchange	20,409	25,684	43,893	49,076
Travel	24,762	46,137	172,705	151,728
Write-off of Mineral Properties
and deferred Costs	2,539,625	--	2,539,625	--

	$ 2,844,252	$ 288,348	$ 3,213,314	$ 952,206

Loss for the period	$ (2,736,949)	$ (277,550)	$ (2,914,426)	$ (913,801)

Deficit, beginning of period	$(22,870,211)	$(14,140,973)	$(22,692,734)	$(13,504,722)

Deficit, end of period	$(25,607,160)	$(14,418,523)	$(25,607,160)	$(14,418,523)

Basic & Diluted Loss per
Common Share	$ 0.03	$ 0.00	$ 0.03	$ 0.01

Weighted Average Number of
Common Shares Outstanding	95,969,105	95,969,105	95,969,105	95,869,105

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 4 Quarterly Report: September 30, 2002

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended September 30, 2002 and 2001
and the Nine Months ended September 30, 2002 and 2001

	Three Months Ended Sept. 30		Nine months Ended Sept. 30
Cash Provided From (Used For):	2002	2001	2002	2001

Operating Activities
Loss for the period	$(2,736,949)	$(277,550)	$(2,914,426)	$ (913,801)
Adjustments for
Depreciation	2,135	7,370	7,467	21,114
Foreign exchange loss/(gain)	(73,478)	(60)	(504,654)	1,426
Write off – Mineral Property & Deferred Costs	2,539,625	--	2,539,625	--

	(268,667)	(270,240)	(871,988)	(891,261)
Changes in Non-cash working capital
(Increase)/decrease in accounts	(69,039)	31,975	(245,697)	9,239
receivable & prepaid expenses
Increase/(decrease) in accounts	43,220	(22,434)	(303,675)	2,753
payable & accrued liabilities

Cash Flows from Operating Activities	(294,486)	(260,699)	(1,421,360)	(879,269)

Financing Activities
Issue of capital stock	--	46,511	--	46,511

Cash Flows from Financing Activities	46,511	46,511

Investing Activities
Acquisition of Securities	(263,144)	--	(263,144)	--
Purchase of capital assets	--	--	(44,140)	--
Mineral properties and deferred costs	(65,074)	(277,315)	(179,117)	(906,652)

Cash Flows from Investing Activities	(328,218)	(277,315)	(486,401)	(906,652)

Foreign Exchange (Loss)/Gain on	73,478	60	504,654	(1,426)
Cash Held in Foreign Currency

Decrease in Cash & Cash Equivalents	(549,226)	(491,443)	(1,403,107)	(1,740,836)

Cash & Cash Equivalents	10,243,352	752,444	11,097,233	2,001,837
at Beginning of Period

Cash & Cash Equivalents at End of Period	$ 9,694,126	$ 261,001	$ 9,694,126	$ 261,001

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 5 Quarterly Report: September 30, 2002

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited — Prepared by Management
For the Three Months ended September 30, 2002 and 2001

1.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company dated December 31, 2001 and should be read in conjunction with those statements.

2.	As of September 30, 2002, the Corporation had capitalised the following amounts as mineral properties and deferred costs, by project:

	Mineral Properties	Deferred Costs	Total
New Caledonian Nickel Project - Nakety
Total, December 31, 2001	$ 2,488,963	$ --	$ 2,488,963
Project Management & Consulting	--	50,662	50,662
Amount Written Down	(2,488,963)	(50,662)	(2,539,625)

Total, September 30, 2002	$ --	$ --	$ --

Burundi Nickel Project - Musongati
Total, December 31, 2001	$ 7,190,700	$ 683,082	$ 7,873,782
Core Sampling, assaying & transport	--	9,918	9,918
Project Mgmt, Consulting & Travel	--	60,699	60,699

Total, September 30, 2002	$ 7,190,700	$ 753,699	$ 7,944,399

Slovak Gold Property - Kremnica
Total, December 31, 2001	$ 250,000	$ --	$ 250,000
Project Management	--	9,000	9,000
Data Assessment, Salaries & Office	--	48,838	48,838

Total, September 30, 2002	$ 250,000	$ 57,838	$ 307,838

Total	$ 7,440,700	$ 811,537	$ 8,252,237

(a)	New Caledonia Nickel Project

The Corporation’s wholly owned British Virgin Islands subsidiary, Balzan Investments Ltd. (“Balzan”), received notice from NN Invest Holding SA on August 2002 that NN Invest Holding SA (a wholly owned subsidiary of Norilsk) (“NNIH”) has purported to terminate the Tripartite Agreement dated 16 October 2001 as of 1 September, 2002. Consequently the Corporation has written off its investment in the New Caledonian Nickel Project in the amount of $2,539,625. See also note 5.

(b)	Burundi Nickel Project

Andover Resources N.L. (“Andover”), a wholly owned subsidiary of Argosy Minerals Inc, advised the Ministry of Mines in Burundi on 1 August 2002 that it was re-imposing force majeure pursuant to the Mining Convention between Andover and the Burundian government, relating to the Musongati Nickel Project. The deterioration in the stability in Burundi and, specifically, the risk to personnel within Burundi

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 6 Quarterly Report: September 30, 2002

which prevents the timely conduct of the feasibility study, has necessitated the resumption of the declaration of force majeure. Argosy continues to monitor the security situation closely and continues to keep an open line of communication with the Burundian government.

(c)	Slovak Gold Property

Argosy and Eurogold Limited (“Eurogold”), an Australian company, announced an Agreement concerning the ownership of the Kremnica Gold Project located in the Slovak Republic on 9 September 2002. Under the terms of the Agreement it is proposed that Argosy shall acquire a 25% stake in Eurogold’s Romanian subsidiary Explorer SA (“Explorer”), as well as appoint a representative to Explorer’s Board, in exchange for Explorer acquiring 100% of the Kremnica project. A condition subsequent to the agreement is that Explorer must complete a joint venture agreement with the State Mining Company of the Ukraine (Ukranian Polymetals), concerning a 360 km square exploration licence in the Carpathian Gold Belt of Southwest Ukraine. This under-explored region is host to a number of documented precious metal deposits and is situated approximately 60 kilometers from the Romanian border. Argosy and Eurogold believe there are many benefits in bringing these two sets of Carpathian gold assets together under one corporate umbrella.

3.	Investment

Investment consists of shares in a public company held for investment purposes. The shares are carried at cost which approximates market value.

4.

Pursuant to the adoption of CICA 3870, Accounting for Stock-Based Compensation, compensation expense of options granted to employees and directors, using the fair value method, is disclosed as pro-forma information as follows:

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4%
Expected Dividend yield	n/	a
Expected Stock price volatility	75%
Expected Option life in years	4

These assumptions result in an estimated fair value of the Corporations’ stock options approved by the shareholders at the Corporation’s Annual General Meeting and granted June 20, 2002 of C$0.20 per stock option. This translates to a pro-forma compensation expense of C$835,000, which would increase the Corporation’s loss per share as indicated below:

		Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2002
Loss for the period	As reported	$ 2,736,949	$ 2,914,426
	Pro forma	--	$ 3,749,426
Basic and diluted	As reported	$ 0.03	$ 0.03
Loss per share	Pro forma	--	$ 0.04

Option pricing models such as the Black-Scholes require the input of highly subjective assumptions including expected stock price volatility. Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options

5.

On September 13, Balzan and Argosy received from the International Court of Arbitration of the International Chamber of Commerce, a request for arbitration filed by NNIH relating to a claim for US$7,166,000

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 7 Quarterly Report: September 30, 2002

(“reimbursement costs”) together with expenses of US$1,368,222 plus costs. Balzan and Argosy have filed a preliminary answer to the request for arbitration dated October 11, 2002. The preliminary answer thus filed contained a request for dismissal of the request for arbitration based on a jurisdictional objection supported by NNIH’s failure to follow the dispute resolution agreement provided for under the Tripartite Agreement and, on the merits, a general denial of NNIH’s claims as not supported by the facts and wholly without merit. In their preliminary answer, Balzan and Argosy have also made a counterclaim for wrongful termination of the contract by NNIH, which they intend to pursue.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:	Interim Financial Statements X Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	Suite 582, 885 Dunsmuir Street Vancouver, B.C. Canada V6C 1N5

Issuer's Contact Information	Tel. 604-689-5529 Fax. 604-689-5079 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	September 30, 2002

Date of Report:	November 28, 2002

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

signed by: "David A. Henstridge"	2002-11-28

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

signed by: "Cecil R. Bond"	2002-11-28

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 9 Quarterly Report: September 30, 2002

ARGOSY MINERALS INC
(the “Corporation”)

Schedule B
Supplementary Information
Third Quarter Ended September 30, 2002

1.	Analysis of Expenses and Deferred Costs

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule “A”, attached. Aggregate amount of deferred expenditures for the 3 months ended September 30, 2002 — see Note 2 to the Consolidated Financial statements:

For the three months ended September 30, 2002:

Balance as at June 31, 2002	$ 10,726,788
Project management/geological/accounting/legal consulting	$ 46,899
Site office salaries and administration costs	18,175

Write-off of New Caledonia Nickel Project	$ (2,539,625)

Balance as at September 30, 2002	$ 8,252,237

2.	Related Party Transactions

Expenditures made to parties not at arm's length from the issuer totalling $218,418 comprise the following:

Non-executive Director's fees	$ 6,250
Management fees - expensed	$90,899
Provision of staff - expensed	$96,284
- included in deferred expenditures	$16,924
Legal services	$ 8,061

$218,418

Expenditures to related parties consist of fees for management and consulting services and the provision of staff in Australia, charged at cost and paid to entities controlled by directors of the Corporation and fees paid for legal services to a firm in which a director is a partner.

3.	Summary of Securities Issued and Options Granted During the Period

a.

Summary of securities issued during period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Nil

3.b	Summary of options granted, including name of optionee, number, date, exercise price and expiry date:

Nil

4.	Summary of Securities at the end of the Period

a.	Particulars of authorized capital:

Unlimited common shares without par value.

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 10 Quarterly Report: September 30, 2002

4.b	Particulars of issued share capital at September 30, 2002

	Number	Amount

Common Shares	95,969,105	$44,075,384

4.c	Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price, expiry date and any recorded value as at September 30, 2002:

Granted/Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at Sep. 30, 2002

Granted October 27, 1998	May 1, 2002	*A0.60	525,000
Cancelled 2000			(375,000)
Expired 2002			(150,000)	--

Granted October 27, 1998	Nov 1, 2002	A0.90	600,000
Cancelled 1999			(300,000)
Cancelled 2000			(150,000)	150,000

Granted October 27, 1998	May 1, 2003	A1.20	600,000
Cancelled 1999			(450,000)	150,000

Granted November 3, 1998	May 3, 2002	A0.60	350,000
Expired 2002			(350,000)	--

Granted November 3, 1998	Nov. 3, 2002	A0.90	475,000
Cancelled 2002			200,000	275,000

Granted November 3, 1998	May 3, 2003	A1.20	550,000
Cancelled 2002			200,000	350,000

Granted August 10, 1999	Aug 5, 2002	A0.30	300,000
Expired 2002			300,000	--

Granted August 10, 1999	Feb 5, 2003	A0.60	300,000	300,000
Granted August 10, 1999	Aug 5, 2003	A0.90	150,000	150,000
Granted August 10, 1999	Feb 5, 2004	A1.20	150,000	150,000
Granted May 30, 2000	May 30, 2003	A0.30	80,000
Cancelled 2000			(15,000)	65,000

Granted May 30, 2000	Nov 29, 2003	A0.60	50,000	50,000

Granted June 20, 2002	May 24, 2002	A0.35	4,175,000
Cancelled 2002			(600,000)	3,575,000

Balance outstanding September 30, 2002				5,215,000

Argosy Minerals Inc Schedule B, Supplementary Information, BC Form 51-901F	Page 11 Quarterly Report: September 30, 2002

4.d	Total number of shares in escrow or subject to a pooling agreement:

At September 30, 2002 there were 3,665,092 shares held in escrow. These shares are eligible for release as follows:

March 8, 2003	1,221,695
March 8, 2004	1,221,695
March 8, 2005	1,221,702

5.	List of Directors and Officers at Signature and Filing Date

Cecil R. Bond	Corporate Secretary and C.F.O.
Peter H. Lloyd	C.E.O.
David A. Henstridge	Non-executive Chairman

Mr. Louis G. Montpellier resigned as a Director effective November 26, 2002.

ARGOSY MINERALS INC
(the “Corporation”)

Schedule C
Management Discussion and Analysis
Third Quarter Ended September 30, 2002

DESCRIPTION OF BUSINESS

The Corporation is involved in the exploration and development of mineral resources. A purported notice of termination from the Corporation’s JV partner was received on the New Caledonian Nickel Project during the quarter, effectively terminating the project. The Corporation was also involved in studies for the development of nickel/cobalt processing facilities at the Musongati Nickel Project in Burundi, but declared force majeure on the project during the quarter. The Corporation’s Slovak Gold Project, namely the Kremnica Gold Project, was vended to a third party in exchange for shares. The Corporation continued to assess new project opportunities and to date has examined possible participation in gold, silver, platinum group metals and diamonds. The Corporation will continue to seek suitable opportunities in which to invest.

Argosy’s wholly-owned British Virgin Island subsidiary, Balzan Investments Ltd. (“Balzan”), received notice from NN Invest Holding SA on 2 August 2002 that NN lnvest Holdings SA (a wholly owned subsidiary of Norilsk)(“NNIH”) has purported to terminate the Tripartite Agreement dated 16 October 2001, as of l September 2002. On September 13, Balzan and Argosy received from the International Court of Arbitration of the International Chamber of Commerce, a request for arbitration filed by NNIH relating to a claim for US$7,166,000 (“reimbursement costs”) together with expenses of US$1,368,222 plus costs. Balzan and Argosy have filed a preliminary answer to the request for arbitration, dated October 11, 2002. The preliminary answer thus filed contained a request for dismissal of the request for arbitration based on a jurisdictional objection supported by NNIH’s failure to follow the dispute resolution agreement provided for under the Tripartite Agreement and, on the merits, a general denial of NNIH’s claims as not supported by the facts and wholly without merit. In their preliminary answer, Balzan and Argosy have also made a counterclaim for wrongful termination of the contract by NNIH, which they intend to pursue. As a result of NNIH’s action, the Corporation wrote off its remaining investment of $2,539,625 in the New Caledonian Nickel Project during quarter ending September 30, 2002.

The Corporation’s subsidiary, Andover Resources NL, re-imposed its declaration of force majeure on July 30, 2002 due to an upsurge in violence within Burundi. The increased level of instability is believed to be related to increased rebel activity ahead of ceasefire negotiations which are underway in Tanzania. The Corporation will continue to monitor the situation with a view to fully resuming activities once the security situation improves.

The Corporation announced on September 9, 2002 an Agreement with Eurogold Limited whereby the Corporation would acquire a 25% stake in Eurogold’s Romanian subsidiary Explorer SA, as well as appoint a representative to Explorer’s Board, in exchange for Explorer acquiring 100% of the Kremnica Gold Project. A condition subsequent of the Agreement is that Explorer must complete a joint venture agreement with the State Mining Company of the Ukraine (Ukrainian Polymetals), concerning a 360km2 exploration licence in the Carpathian gold belt of SSW Ukraine.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the quarter ended September 30, 2002, the Corporation deferred $65,074 of expenditures. Deferred expenditure related to on-going technical studies on its Burundi Nickel Project, as well as continued digitisation work completed on the Kremnica Gold Project and salaries and project management.

Foreign exchange gains of $69,916 resulted from the Corporation holding substantial cash balances in Australian dollars which has appreciated by approximately 0.3% against the Canadian dollar from June 30, 2002 to September 30, 2002. The increase in cash balances of $9,433,125 between September 30, 2001 and September 30, 2002 is due to the reimbursement of US$7.166 million received in October 2001 from NNIH. Cash and cash equivalents decreased by $549,226 for the quarter ended 30 September, 2002 compared to a decrease of $537,954 for the quarter ended 30 September, 2001. Cash used for operating activities in the quarters was not materially different at $294,486 compared to $260,699 for the quarters ended 30 September 2002 and 2001 respectively. During the 2001 quarter $46,511 was raised from the issue of capital stock, while no cash was raised in the 2002 quarter. Cash used for investing activities during the 2002 quarter for the acquisition of securities and on mineral properties and deferred costs amounted to $263,144 and $65,074 compared to NIL and $277,315 in the 2001

Argosy Minerals Inc	Quarterly Report: September 30, 2002 Schedule "C"

quarter respectively. The decline in cash utilized on mineral properties and deferred costs resulted mainly from the Corporation no longer expending significant amounts in the New Caledonia Nickel Project. Legal expenses decreased by $9,986 for the quarter due to the Corporation assessing the benefits of corporate restructuring initiatives in the quarter ended September 30, 2001. Rent decreased by $9,657 due to a decrease in office space in Canada. Salaries and benefits increased by $67,961 due to additional staff being hired in Australia to assist with new project assessment, increased corporate activity and a reduction in the amount of salary expense deferred on the New Caledonia Nickel Project. Following the purported termination notice from NNIH, the Corporation has reduced its staffing by one employee due to the reduced technical workload on the Corporation’s Projects. Management fees increased due to the setting of management contracts in Australian dollars and a strengthening of the Australian dollar against the Canadian dollar as well as increases in fee rates. Travel declined by $21,375 to $24,762 mainly due to travel in 2001 relating to the negotiation of the Tripartite Agreement which necessitated frequent travel to New Caledonia and Russia, while travel in 2002 related mainly to evaluation of new projects and activities of existing projects. Project assessment increased by $46,453 as the Corporation focused on finding suitable new projects following the introduction of NNIH as its Joint Venture Partner and the latter’s subsequent termination of the joint venture.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Corporation has not raised any significant funds through equity financing subsequent to the Plan of Arrangement (the “Plan”) completed in May 1999, whereby the Corporation acquired Argosy Mining Corp. Funds received from NNIH in the amount of US$7.166 million constitute the bulk of funds currently available for conducting the Corporation’s affairs.

LIQUIDITY AND SOLVENCY

Following the introduction of NNIH as a joint venture partner to the New Caledonian Nickel Project and the receipt of US$7.166 million, the Corporation has sufficient funds to continue with its planned activities over the next 12 months, however the Corporation has received from the International Court of Arbitration of the International Chamber of Commerce a request for arbitration filed by NNIH relating to a claim for US$7,166,000 together with expenses of US$1,368,222 plus costs. (See description of business)

SUBSEQUENT EVENT

Mr. Louis G. Montpellier resigned as a Director of the Corporation on November 26, 2002.